SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ALONG MOBILE TECHNOLOGY, INC.

COMMON STOCK

CUSIP NUMBER

Anslow & Jaclin, LLP

195 Route 9 South, Suite 204

Manalapan, NJ 07726

(732) 409-1212

June 29, 2005

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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

Jianjun Zhang

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: China

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:	100,000 *

(8) Shared Voting Power:	0

(9) Sole Dispositive Power:	100,000*

(10) Shared Dispositive Power:	0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000*

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 100%

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock of:

Along Mobile Technology, Inc.

No.88, Western Part of the 2nd South Ring Road

Xi’an City, Shaanxi Province, China

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name:	Jianjun Zhang

(b)	Address:	# 88 Western Part of the 2nd South Ring Rd., 21st Flr.
Xi’an, China 710065

(c)          Jianjun Zhang is the President and Chief Executive Officer of Shaanxi Jialong Hi-Tech Industries, a development company planning to engage in the business of publishing wireless entertainment applications.

(d-(e)      During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: China

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

*The Reporting Person, Jianjun Zhang, is the President and Chief Executive Officer of Shaanxi Jialong Hi-Tech Industries, Inc., which received 100,000 shares of Issuer pursuant to an Agreement and Plan of Acquisition between the Issuer and Shaanxi Jialong Hi-Tech Industries, Inc., whereby Shaanxi Jialong Hi-Tech Industries, Inc. acquired all of the issued and outstanding shares of Issuer.  As such, Mr. Zhang is deemed to be the beneficial owner of these shares.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3. above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The reporting person controls Shaanxi Jialong Hi-Tech Industries, Inc., whose securities interest in the Issuer represented 100% of the total issued and outstanding common shares of the Issuer on the Date of the Event.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Agreement and Plan of Acquisition between Issuer and Shaanxi Jialong Hi-Tech Industries, Inc. attached as an exhibit to Along Mobile Technology’s Form 8-K filed July 12, 2005, is hereby incorporated by reference into this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: July 14, 2005
	/s/	Jianjun Zhang.